NEWS RELEASE
January 19, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Provides Update on Kuriskova Uranium Deposit in Slovakia

Vancouver, January 19, 2009 – Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) today provides an update as the company continues to advance its flagship Kuriskova uranium deposit in Slovakia. In December 2008, Tournigan contracted with SRK Consulting (U.S.) Inc. to initiate an updated NI 43-101 resource study based on new drilling data for completion in the first quarter of 2009. An NI 43-101 compliant Preliminary Assessment and metallurgical test work on the deposit will also be started by Tournigan during the first quarter of 2009 and are expected to be completed in the second quarter of 2009.

On July 16, 2008, Tournigan announced an NI 43-101 compliant resource estimate for Kuriskova that was prepared by SRK. The estimate includes an indicated resource of 6.6 million pounds of U3O8 contained in 685,000 tonnes grading 0.435% U3O8 and an inferred resource of 30.1 million pounds of U3O8 contained in 4.56 million tonnes grading 0.299% U3O8, using a cut-off of 0.05% U. Since that time, 9,267 metres of drilling has been completed in a total of 23 holes (see table below).

Downhole radiometric logging from ten of these holes were previously disclosed in news releases issued on October 7, 2008 (two holes*) and September 10, 2008 (eight holes**). Chemical assays in the table below have replaced results from downhole radiometric logging on earlier holes.

Most of the holes reported are infill holes that targeted upgrading inferred resources to the indicated classification. The results are as follows:

	Kuriskova Uranium Deposit, Slovakia
Hole	Inter-	From	To	Length	%eU308
	section	(metres)	(metres)	(metres)
LH-K-10A*	I	272.1	274.4	2.3	0.331
	II	275.9	278.2	2.3	0.458
	including	276.2	276.8	0.6	1.109
	including	376.6	377.3	0.7	1.065
LH-K-11A	I	522.3	523.1	0.8	0.097
	II	525.5	529.5	4	0.075
LH-K-11B	I	493.2	494.9	1.7	0.102
LH-K-12A*	I	294.2	296.9	2.7	0.577
	including	296.2	296.8	0.5	1.132
LH-K-13A	I	268.9	269.9	1	0.116
	II	274.1	275.1	1	0.485
	III	277.4	278.6	1.2	0.247

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320     Fax: (604) 683 8340     Email: info@tournigan.com

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LH-K-14A	I	285.6	286.7	1.1	0.600
	II	288.5	288.8	0.3	0.073
	III	291.2	291.9	0.7	0.896
LH-K-15A	I	349.2	349.8	0.6	0.614
LH-K-15B	I	367.2	367.4	0.2	0.038
LH-K-16A	I	413.1	413.4	0.3	0.151
	II	418.3	420	1.7	0.077
	III	424.5	425.6	1.1	0.130
LH-K-17A	I	334.1	335.8	1.7	0.081
LH-K-18A	I	420.7	421.9	1.2	0.708
	including	421.3	421.9	0.6	1.168
LH-K-19A	I	327	327.6	0.6	0.098
	II	359.9	361.7	1.8	0.133
LH-K-20A	I	298.3	299.2	0.9	0.120
	II	304.8	305.3	0.5	0.058
	III	308.9	319.1	10.2	0.842
	including	309.1	311.4	2.3	1.262
	including	312.1	313.3	1.2	1.170
	including	316.6	318	1.4	1.275
LH-K-5A**	I	464	483.5	19.5	0.047
LH-K-6A**	I	449.5	458	8.5	0.130
LH-K-8A**	I	353.5	364	10.5	0.120
LH-K-8B**	I	364.35	366.6	2.25	1.842
	including	365.45	366.1	0.65	5.881
LH-K-9A**	I	436.2	440.7	4.5	0.238
	including	437	437.5	0.5	1.504
LH-K-9B**	I	343.2	346.4	3.2	0.077
LH-K-9C**	I	376.5	378.2	1.7	0.549
	including	376.6	377.3	0.7	1.065
KG-J-29B**	I	713.7	721.5	7.8	0.087
LH-K-7A		Lost hole due to technical difficulties
LH-K-7B		Lost hole due to technical difficulties

* Radiometric logging previously disclosed October 7, 2008
** Radiometric logging previously disclosed September 10, now reported as chemical assays

A longitudinal projection showing drill hole locations and interval grades is available from Appendix A or can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

Ravi Sharma, MAusIMM, Tournigan’s manager of resources and reserves, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320     Fax: (604) 683 8340     Email: info@tournigan.com

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About Tournigan Energy Ltd.

Tournigan Energy is a uranium and gold exploration and development company that has built a portfolio of highly prospective assets in Europe. The company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004. Slovakia is economically and politically stable, has excellent infrastructure, an educated population and, as of January 1, 2009, has adopted the Euro currency. Tournigan Energy is committed to safe and sustainable exploration and mine development in Slovakia and its other operational jurisdictions.

On behalf of the Board of Directors of

TOURNIGAN ENERGY LTD.

"Dusty Nicol"
Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 637-3563, or visit www.tournigan.com.

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320     Fax: (604) 683 8340     Email: info@tournigan.com